UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               T/F PURIFINER, INC.
                   -----------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                   -----------------------------------------
                         (Title of Class of Securities)

                                    872405105
                            -----------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                   -----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 26, 1998
                            -----------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 67 Pages
                             Exhibit Index: Page 13

                                                              Page 2 of 67 Pages

                                  SCHEDULE 13D

CUSIP No. 872405105


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
  Number of                                 2,479,091
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   2,479,091
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,479,091

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                       [_]

13       Percent of Class Represented By Amount in Row (11)

                                    37.48%

14       Type of Reporting Person*

                  OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 67 Pages

                                  SCHEDULE 13D

CUSIP No. 872405105


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 2,479,091
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   2,479,091
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,479,091

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                       [_]

13       Percent of Class Represented By Amount in Row (11)

                                    37.48%

14       Type of Reporting Person*

                  PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 67 Pages

                                  SCHEDULE 13D

CUSIP No. 872405105


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 2,479,091
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   2,479,091
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,479,091

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                       [_]

13       Percent of Class Represented By Amount in Row (11)

                                    37.48%

14       Type of Reporting Person*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 67 Pages

                                  SCHEDULE 13D

CUSIP No. 872405105

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  2,479,091
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   2,479,091
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,479,091

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                      [_]

13       Percent of Class Represented By Amount in Row (11)

                                            37.48%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 67 Pages

                                  SCHEDULE 13D

CUSIP No. 872405105

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  George Soros (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  2,479,091
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            2,479,091

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,479,091

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                           [_]

13       Percent of Class Represented By Amount in Row (11)

                                            37.48%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 67 Pages

                                  SCHEDULE 13D

CUSIP No. 872405105


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Stanley F. Druckenmiller (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  2,479,091
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            2,479,091

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,479,091

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                           [_]


13       Percent of Class Represented By Amount in Row (11)

                                    37.48%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 67 Pages


                    This Amendment No. 1 to Schedule 13D relates to shares of Common Stock, $0.001 par value per share (the "Shares"), of T/F Purifiner, Inc. (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D dated June 30, 1997 (the "Initial Statement") filed by the Reporting Persons. This Amendment No. 1 is being filed by the Reporting Persons to report that one of the Reporting Persons has entered into certain agreements with the Issuer pursuant to which the number of Shares of which the Reporting Persons may be deemed the beneficial owners has increased by more than one percent of the total outstanding Shares. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 3.             Source and Amount of Funds or Other Consideration.

                    On June 19, 1997, QIP purchased from the Issuer a promissory note in the original principal amount of $2,000,000 (the "Note"), a copy of the form of which is attached as Exhibit G to the Initial Statement. On January 26, 1998 the Issuer issued a promissory note (the "Exchange Note"), a copy of the form of which is attached hereto as Exhibit I and incorporated herein by reference in response to this Item 3, in exchange for cancellation of the Note pursuant to the note exchange agreement (the "Note Exchange Agreement"), a copy of which is attached hereto as Exhibit J and incorporated herein by reference in response to this Item 3. Pursuant to the terms of the Exchange Note, the principal amount of the Exchange Note, or any portion thereof may, at any time and at or before the close of business on January 1, 2003, be converted into Shares at a conversion price of $2.75 per Share, subject to certain customary anti-dilution provisions and other conditions. Further, the Exchange Note is redeemable at the option of the Issuer at any time, in whole or in part, upon not less than thirty (30) nor more than sixty (60) days' notice, at 100% principal amount thereof, plus accrued and unpaid interest.

                    In addition, on January 26, 1998, QIP purchased from the Issuer a promissory note in the principal amount of $500,000 (the "$500,000 Note"), a copy of the form a which is attached hereto as Exhibit K and incorporated herein by reference in response to this Item 3, pursuant to the note purchase agreement (the "Note Purchase Agreement"), a copy of which is attached hereto as Exhibit L and incorporated herein by reference in response to this Item 3. Pursuant to the terms of the $500,000 Note, the principal amount of the $500,000 Note, or any portion thereof may, at any time and at or before the close of business on January 1, 2003, be converted into Shares at a conversion price of $2.75 per Share, subject to certain customary anti-dilution provisions and other conditions. Further, the $500,000 Note is redeemable at the option of the Issuer at any time, in whole or in part, upon not less than thirty (30) nor more than sixty (60) days' notice, at 100% principal amount thereof, plus accrued and unpaid interest.

                    Section 1 of the Rights Agreement, a copy of which is attached as Exhibit F to the Initial Statement, was amended pursuant to Amendment No. 1 to Registration Rights Agreement, a copy of which is attached hereto as Exhibit M and incorporated herein by reference in response to this
Item 3, to include Shares issuable pursuant to the Exchange Note and the $500,000 Note as "Registrable Securities."

                    The Shares held for the account of QIP may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The Shares which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

                                                              Page 9 of 67 Pages

Item 4.             Purpose of Transaction.

                    All of the Shares reported herein as having been acquired for or disposed of from the account of QIP were acquired or disposed of for investment purposes. Neither the Reporting Persons nor, to the best of their knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                    Mr. Soros, Mr. Druckenmiller and SFM LLC reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons and/or the SFM Clients, market conditions or other factors.

Item 5.             Interest in Securities of the Issuer.

                    (a)       Each of the  Reporting  Persons  may be deemed the
beneficial owner of the 2,479,091 Shares held for the account of QIP (approximately 37.48% of the total number of Shares which would be outstanding assuming the exercise or conversion of all of the derivative securities held for the account of QIP).

                    (b) (i) Each of QIP, QIHMI (pursuant to QIP's constituent documents), QIH Management (by virtue of its position as sole general partner of QIHMI) and SFM LLC (pursuant to the terms of the QIP Contract) may be deemed to have the sole power to direct the voting and disposition of the 2,479,091 Shares held for the account of QIP (assuming the exercise or conversion of all of the derivative securities held for the account of QIP).

                         (ii) Pursuant to the terms of the QIP Contract and as a
result of the positions held by Mr. Soros and Mr. Druckenmiller with SFM LLC, each of Mr. Soros and Mr. Druckenmiller may be deemed to have shared power to direct the voting and disposition of the 2,479,091 Shares held for the account of QIP (assuming the exercise or conversion of all of the derivative securities held for the account of QIP).

                    (c) Except for the transactions described in Item 3 and Item 6 hereto, there have been no transactions with respect to the Shares since November 30, 1997 (60 days prior to the date hereof) by any of the Reporting Persons.

                    (d) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

                    (e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                    From time to time each of the Reporting Persons and/or the SFM Clients may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights

                                                             Page 10 of 67 Pages

and to retain dividends during the term of the loan. From time to time to the extent permitted by applicable law, each of such persons or entities may borrow the Shares for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

                    Robert Soros, an employee of SFM LLC, is also a director of the Issuer.

                    Except as set forth herein and as described in Items 3 hereto, which is incorporated in this Item 6 by reference, the Reporting Persons and the SFM Clients do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.             Material to be Filed as Exhibits.

          A.        Power of Attorney dated as of January 1, 1997 granted by Mr.
Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus (filed as Exhibit A to the Initial Statement and incorporated herein by reference).

          B.        Power of Attorney dated as of January 1, 1997 granted by Mr.
Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus (filed as Exhibit B to the Initial Statement and incorporated herein by reference).

          C. Joint Filing Agreement dated June 30, 1997 by and among QIP, QIHMI, QIH Management, SFM LLC, Mr. Soros and Mr. Druckenmiller (filed as Exhibit C to the Initial Statement and incorporated herein by reference).

          D. Power of Attorney dated May 23, 1996 granted by QIP in favor of Mr. Gary Gladstein, Mr. Sean Warren and Mr. Michael Neus (filed as Exhibit D to the Initial Statement and incorporated herein by reference).

          E. Securities Purchase Agreement dated as of June 19, 1997 by and among the Issuer, Taylor, Ford and QIP (filed as Exhibit E to the Initial Statement and incorporated herein by reference).

          F. Registration Rights Agreement dated as of June 19, 1997 by and among the Issuer and QIP (filed as Exhibit F to the Initial Statement and incorporated herein by reference).

          G. Form of Issuer's Promissory Note (filed as Exhibit G to the Initial Statement and incorporated herein by reference).

          H. Warrant issued by Issuer to QIP (filed as Exhibit H to the Initial Statement and incorporated herein by reference).

          I.        Form of Exchange Promissory Note.

          J. Note Exchange Agreement dated January 26, 1998 by and among the Issuer and QIP.

          K.        Form of $500,000 Note.

          L. Note Purchase Agreement dated January 26, 1998 by and among the Issuer and QIP

          M. Amendment No. 1 to Registration Rights Agreement dated January 26, 1998, between the Issuer and QIP.

                                                             Page 11 of 67 Pages

                                   SIGNATURES

                    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 29, 1998
                                   QUANTUM INDUSTRIAL PARTNERS LDC

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact


                                   QIH MANAGEMENT INVESTOR, L.P.

                                   By:  QIH Management, Inc.,
                                        its General Partner

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Vice President


                                   QIH MANAGEMENT, INC.

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Vice President


                                   SOROS FUND MANAGEMENT LLC

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Assistant General Counsel

                                                             Page 12 of 67 Pages

                                   GEORGE SOROS

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact


                                   STANLEY F. DRUCKENMILLER

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact

                                                             Page 13 of 67 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

I.        Form  of  Issuer's   $2,000,000   Exchange   Promissory
          Note..........................................................   14

J.        Note Exchange  Agreement  dated January 26, 1998 by and
          among  T/F  Purifiner,   Inc.  and  Quantum  Industrial
          Partners LDC..................................................   29

K.        Form   of    Issuer's    $500,000    Promissory    Note.......   40

L.        Note Purchase  Agreement  dated January 26, 1998 by and
          among  T/F  Purifiner,   Inc.  and  Quantum  Industrial
          Partners LDC..................................................   54

M.        Amendment No. 1 to Registration  Rights Agreement dated
          January 26,  1998,  between  T/F  Purifiner,  Inc.  and
          Quantum Industrial Partners LDC ..............................   65